EXHIBIT 99.1

HEXO provides update on Redecan acquisition

OTTAWA, July 14, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce, that in connection with its previously announced acquisition of the entities operating the business of Redecan,  it has now obtained and will be shortly filing the recently completed audited consolidated financial statements of Redecan for the financial year ended December 31, 2020 (“FY20”) and the unaudited interim financial statements for the first quarter ended March 31, 2021 (“1Q21”) prepared in accordance with Accounting standards for private enterprises (“ASPE”). The Company previously announced a definitive share purchase agreement to acquire Redecan, Canada’s largest privately-owned licensed producer.

“Redecan has the top consumer loyalty in Canada, impressive market share and leading products in key categories. Today, we are excited to finally share additional financial information with HEXO shareholders,” said HEXO CEO and co-founder Sebastien St-Louis. “Redecan’s historical financial statements demonstrate exactly what we already knew: Redecan is one of the fastest growth LPs in Canada with positive income from operations, impressive margins, lean operational efficiency and strong revenue. Once closed, the acquisition will further strengthen our position as a leader in the Canadian cannabis industry, bolster the Company as we look towards becoming a top three global cannabis products company and put us firmly on the path towards positive EPS.”

Key Financial Highlights (as per ASPE unless otherwise stated):

  Revenue, net of excise duties of $73.6M for F20 and $24.7 million in Q1 F21, representing an increase of 146% over Q1 F20
  Unadjusted EBITDA of $28.9M for F20 and $12.4M for Q1 F21, per the following reconciliation:
	Q1 F21	F20
Net Earnings	6,913,624	11,624,161
Add back:
Amortization	4,216,528	12,174,795
Impairment loss on property, plant and equipment	37,235	588,593
Provision for income taxes	1,230,000	4,499,595
Unadjusted EBITDA	12,397,387	28,887,144
  Income from operations of $8.3M and net earnings of $6.9M in Q1 F21.
  Income from operations of $16.7M and net earnings of $11.6 million in F20.
  Gross margins (gross margin divided by revenue, net of excise duties) of 51% in F20 and 58% in Q1 F21.
  Selling, general and administrative costs, (defined as General and administrative, plus marketing and promotion, plus research and development) as a % of sales of 27% in F20 and 23% in Q1 F21.
  Depreciable capital base, consisting of property, plant and equipment, was $84.1M at December 31, 2020, the lowest of any of the top 6 licensed producers in Canada.

Proforma Highlights for the Nine Months ended April 30, 2021 for HEXO Corp and the Nine Months ended March 31, 2021 for Redecan, adjusted to International Financial Reporting Standards (IFRS)*:

  Net revenue of $155.6M.
  Gross margin before fair value adjustments of $69.1M, or 44.4%.
  Income from operations of $38.6M.

The Redecan acquisition is expected to close in calendar Q3 2021, subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals and the shareholder approval described above required under TSX rules.

Redecan’s historical financial statements for the financial year ended December 31, 2020 and for the first quarter ended March 31, 2021 as well as certain pro forma financial statements giving effect to the acquisition of Redecan by HEXO have been filed or furnished, as applicable, as schedules to an amended and restated material change report dated July 14, 2021 available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov respectively.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information, please visit www.hexocorp.com.

*The Company’s unaudited pro forma condensed consolidated statement of financial position as of April 30, 2021 and the unaudited pro forma condensed consolidated statements of net earnings (loss) for the nine months ended April 30, 2021 and the year ended July 31, 2020 have been prepared by management of HEXO for the purpose of presenting the impact of the Acquisition, as described therein.  Although the Acquisition had not closed as of the date of the pro forma financial statements, the unaudited pro forma condensed consolidated statement of financial position includes the effect of the Acquisition as if it had occurred on April 30, 2021.  The unaudited pro forma condensed consolidated statement of net earnings (loss) for the nine months ended April 30, 2021 and the year ended July 31, 2020 give effect to the Acquisition as if it had occurred on August 1, 2019.

The unaudited pro forma condensed consolidated financial statements, including the notes thereto, should be read in conjunction with HEXO’s historical financial statements, and respective Management’s Discussion and Analysis of financial condition and results of operations as filed with or furnished to, as applicable, the Canadian and U.S. securities regulatory authorities and Redecan’s historical financial statements. The unaudited pro forma condensed consolidated financial statements are based on assumptions and adjustments that are described in the notes to such pro forma financial statements The unaudited pro forma condensed consolidated financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the Acquisition. The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized if HEXO and the acquired company (being the Redecan Group) had been a consolidated company during the specified periods. The application of the acquisition method of accounting depends on certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revisions as additional information becomes available and additional analyses are performed and have been made solely for the purposes of providing unaudited pro forma condensed consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements and the consolidated company’s future earnings and financial position. Further, differences between the preliminary and final amounts will likely occur as a result of changes in the fair value of HEXO’s common shares to determine the actual purchase consideration for the Acquisition, as well as the actual amount of cash used in Redecan’s operations, and other changes in assets and liabilities.

Non-IFRS/Non-ASPE Measures

In this press release, reference is made to unadjusted EBITDA, which is not a measure of financial performance under International Financial Reporting Standards (IFRS) or Accounting Standards for Private Enterprises (ASPE). This metric and measure is not a recognized measure under IFRS or ASPE, does not have meanings prescribed under IFRS or ASPE and is as a result unlikely to be comparable to similar measures presented by other companies. This measure is provided as information complementary to those IFRS and ASPE measures by providing a further understanding of HEXO and Redecan’s  operating results from the perspective of management. As such, this measure should not be considered in isolation or in lieu of a review of HEXO and Redecan’s financial information reported under IFRS or ASPE respectively.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
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www.hexocorp.com

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